CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of

Sky Quarry Inc.

We hereby consent to the inclusion in the Regulation A Offering of our report dated May 7, 2024, with respect to the consolidated financial statements of Sky Quarry Inc. and subsidiaries as of December 31, 2023 and 2022, and for each of the years then ended.

/s/ Tanner LLC

Lehi, Utah

June 11, 2024